UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LUFAX HOLDING LTD

(Name of Subject Company (Issuer))

Ping An Insurance (Group) Company of China, Ltd.

An Ke Technology Company Limited

China Ping An Insurance Overseas (Holdings) Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value US$0.00001

(Title of Class of Securities)

G5700Y209

(Cusip Number of Class of Securities)

American Depositary Shares (ADS) each representing

two Ordinary Shares, par value US$0.00001

(Title of Class of Securities)

54975P201

(Cusip Number of Class of Securities)

Ping An Insurance (Group) Company of China, Ltd.

Attention: Xiaoxiao Shen

47th, 48th, 109th, 110th, 111th, 112th Floors, Ping An Finance Center

No. 5033 Yitian Road, Futian District, Shenzhen, China

+86 400 886 6338

An Ke Technology Company Limited

Attention: Yanmei Dong

23/F, Two International Finance Centre

8 Finance Street, Central, Hong Kong, China

+86 0755 2262 7970

China Ping An Insurance Overseas (Holdings) Limited

Attention: Pannie Yiu

23/F, Two International Finance Centre

8 Finance Street, Central, Hong Kong, China

+852 37629092

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the SEC on September 27, 2024, as amended on October 16, 2024 (the “Schedule TO”), by An Ke Technology Company Limited, a company incorporated in Hong Kong with limited liability (“An Ke”), China Ping An Insurance Overseas (Holdings) Limited, a company incorporated in Hong Kong with limited liability (“PAOH”, and together with An Ke, the “Joint Offerors”), and Ping An Insurance (Group) Company of China, Ltd., a company established as a joint stock company under the laws of the People’s Republic of China and parent company of the Joint Offerors (“Ping An Group”, and together with the Joint Offerors, the “Offeror Group”).

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Amended and Restated US Offer Document filed as Exhibit (a)(1)(A) to the Schedule TO.

ITEMS 1, 2, 4, 8, 11 and 13

Items 1, 2, 4, 8, 11 and 13 of the Schedule TO are hereby amended and supplemented by including the following:

The Offers expired at 4:00 a.m. on Monday, October 28, 2024 (New York time) and were not further revised or extended by the Offeror Group.

As of 4:00 a.m. on October 28, 2024 (New York time), being the latest time for receiving acceptances under the Offers, the Joint Offerors had received valid acceptances under this Offer in respect of 57,828 ADSs and no Ordinary Shares, and under the Non-US Offer in respect of 44,842 Ordinary Shares. Such acceptances collectively represent approximately 0.01% of the total issued Ordinary Shares as of October 28, 2024.

Prior to the Offers, the Joint Offerors beneficially owned an aggregate of 984,785,257 Ordinary Shares, representing approximately 56.81% of the total issued Ordinary Shares.

Taking into account the valid acceptances tendered under the Offers, the Joint Offerors beneficially own an aggregate of 984,945,755 Ordinary Shares, representing approximately 56.82% of the total issued Ordinary Shares as of October 28, 2024.

The joint press release announcing the results of the Offers has been filed as Exhibit (a)(5)(C) hereto and is incorporated herein by this reference.

ITEM 12. EXHIBITS

Item 12 is hereby amended and supplemented as follows:

(a)(5)(C) Joint Press Release, dated October 28, 2024, issued by Morgan Stanley for and on behalf of the Joint Offerors

[Remainder of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2024	PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

	By:	/s/ Xie Yonglin
	Name:	Xie Yonglin
	Title:	Executive Director, President and Co-CEO

Dated: October 28, 2024	AN KE TECHNOLOGY COMPANY LIMITED

	By:	/s/ WANG, Shiyong
	Name:	WANG, Shiyong
	Title:	Director

Dated: October 28, 2024	CHINA PING AN INSURANCE OVERSEAS (HOLDINGS) LIMITED

	By:	/s/ Tung Hoi
	Name:	Tung Hoi
	Title:	Director

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Amended and Restated US Offer Document, dated October 16, 2024

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(E)*	US Form of Acceptance

(a)(1)(F)*	Non-US Form of Acceptance

(a)(5)(A)*	New York Times advertisement, dated September 27, 2024

(a)(5)(B)*	Joint Press Release, dated July 3, 2024, issued by Morgan Stanley for and on behalf of the Joint Offerors (incorporated by reference to the Schedule TO-C filed by the Joint Offerors with the SEC on July 3, 2024)

(a)(5)(C)	Joint Press Release, dated October 28, 2024, issued by Morgan Stanley for and on behalf of the Joint Offerors

(b)	Not applicable

(c)	Not applicable

(d)(1)*	Amended and Restated Option Agreement, dated November 27, 2015, among Mr. Jingkui Shi, Mr. Xuelian Yang, An Ke Technology Company Limited and Lanbang Investment Company Limited (incorporated by reference to the Schedule 13D filed by the Joint Offerors with the SEC on August 13, 2024)

(d)(2)*	Option Agreement, dated November 27, 2015, among Lanbang Investment Company Limited, An Ke Technology Company Limited and Tun Kung Company Limited (incorporated by reference to the Schedule 13D filed by the Joint Offerors with the SEC on August 13, 2024)

(d)(3)*	Option Agreement, dated November 28, 2014, among Mr. Jingkui Shi, Mr. Xuelian Yang, Shenzhen Ping An Financial Technology Consulting Co. Ltd. and Shanghai Lanbang Investment Limited Liability Company (incorporated by reference to the Schedule 13D filed by the Joint Offerors with the SEC on August 13, 2024)

(g)	Not applicable

(h)	Not applicable

107*	Filing Fee Exhibit

*	Previously Filed